Buenos Aires, February 17th, 2021

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Ordinary and Extraordinary Shareholder´s Meeting dated as of February 17th, 2021.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Navcional de Valores” or "CNV"), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Ordinary and Extraordinary General Shareholders Meeting that took place on February 17th, 2021 (hereinafter the “Shareholders Meeting”), which was virtually held according to the terms of General Resolution 830/2020 of the CNV:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to virtually hold this Shareholders’ Meeting according to the terms of General Resolution 830/2020 of the CNV.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to appoint the representatives of the shareholders JP Morgan Chase Bank – ADR (“JPM”) and Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) to sign the minute of the Shareholders Meeting.

Item 3: The Shareholders Meeting, by a majority equivalent to 99.97% of the computable votes resolved to sell its Class A common shares representing 51% of the capital stock and votes of Empresa Distribuidora y Comercializadora Norte S.A. The closing of the transaction is subject to compliance of certain customary precedent conditions, including the National Electricity Regulatory Entity (Ente Nacional Regulador de la Electricidad) prior approval.

Item 4: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to (i) approved a corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and Transelec Argentina S.A., Pampa Participaciones S.A.U., Pampa Holding MMM S.A.U., Pampa DM Ventures S.A.U. Pampa FPK S.A.U. y Pampa QRP S.A.U., as absorbed companies, all in accordance with stipulated in Section 82 et seq. of the Business Companies Law and Section 80 et seq. of the Income Tax Law (as restated in 2019), pursuant to the terms and conditions described in the preliminary merger agreement and the merger prospectus. (ii) put on record that as from the date of approval of the merger by the Shareholders’ Meetings of the Merger Participating Companies, and until registration of the final merger agreement with the relevant public registries, the Board of Directors of the Company shall manage the business affairs of the Merged Company, with suspension of the management bodies thereof pursuant to Section 84 of the Business Companies Law; (iii) reading of the documents under consideration be omitted as the same have been previously and lawfully made available to the Shareholders reasonably in advance and within the statutory terms; (iv) approve, as presented by the Board of Directors and made available to the Shareholders, the Non-consolidated Special Balance Sheet of Merger of the Company as of September 30,

2020 and the Consolidated Balance Sheet of Merger as of September 30, 2020, together with the relevant independent auditor’s reports and reports issued by the Supervisory Committee, and the preliminary merger agreement, including the corresponding exchange ratios and the modifications in the Company’s capital. Also, there is no need to amend Section Four of the Bylaws because the purpose of the Company includes all business activities carried out by the absorbed companies; (v) the Board of Directors be empowered to accept potential formal changes required by the respective controlling authorities to the documents under consideration, provided that such changes are not objected by the Supervisory Committee or the expert accountant; (vi) approved the increase of stock capital of AR$322,251,291, that is from AR$1,455,501,255 to AR$1,777,752,547, and issuance of 322,251,292 ordinary, book-entry shares of $1 par value each and entitled to 1 vote per share, with same dividend rights than the issued shares at the moment of their issuance, as a result of the merger´s exchange ratio. Request of public offer and listing of the new shares. Delegation on the Board to execute the increase of stock capital and request of public offer and listing of the new shares; (vii) reduction of stock capital of AR$322,251,291, that is from AR$1,777,752,547 to AR$1,455,501,255 and cancellation of 322,251,291 ordinary, book-entry shares of $1 par value each and entitled to 1 vote per share, that the Company’s will hold in its treasury as a consequence of the absorption of the absorbed companies. Request of cancellation of public offer and listing of the shares to be cancelled. Delegation on the Board to execute the reduction of stock capital and request the cancellation of public offering and listing of such shares; and (viii) powers be delegated to the Regular Directors Marcos Marcelo Mindlin, Gustavo Mariani, Damián Miguel Mindlin, Ricardo Alejandro Torres, Gabriel Cohen, Victoria Hitce and/or María Carolina Sigwald such that any one of them may individually and indiscriminately agree and sign in the name and on behalf of the Company the relevant final merger agreement.

Item 5: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes approved the amendment of Section 30 of the Company’s by-laws in order to allow to virtually hold Shareholder’s meetings in the following way: “Section 30. To be validly assembled, an Ordinary Meeting of Shareholders held on first call shall require the presence of shareholders representing a majority of voting shares, and on second call a Meeting shall be validly assembled with any number of such shares present. Extraordinary Meetings of Shareholders shall be validly held on first call with the presence of shareholders representing not less than 60% of voting shares, and on second call the presence of not less than 30% of such shares shall be required. The Shareholder´s Meetings may be held with its members present or communicated between them by other means allowing for the simultaneous transmission of sound, images and words, and Shareholders both physically present and attending remotely shall be computed for purposes of quorum and majority requirements, and the Supervisory Committee shall verify and put on record the regularity of decisions made. The minutes of these meetings shall be prepared and signed within five (5) days after the relevant meeting has been held by the President and the appointed Shareholders. If a Shareholders’ Meeting cannot be validly held due to the absence of the required number of attendants, and if an Ordinary Shareholders’ Meeting has not been convened on first and second call at the same time, the Meeting must be convened again within the following 30 days.” Also, approve the Restated Bylaws with such amendment.

Item 6: The Shareholders Meeting, by a majority equivalent to 99.99% of the computable votes resolved to authorize María Carolina Sigwald, Victoria Hitce, Gerardo Carlos Paz, María Agustina Montes, Maite Zornoza, María Eugenia Sanchez Nuin, Juan Manuel Recio, Débora Gisele Tortosa Chavez, Mabel Silvia Beratta, Diego Alexi Vaca Diez Eguez, Luis Agustín León Longombardo, María José Maure Bruno, Micaela Saieg, Martín Gardella, Paula Devotto, Gonzalo Carballada, Fabiana Vidal, Alejandra Paulina Brasesco, Fernando Nicolás Villarruel, Mauricio Penta, Martín García Arango, Fernando Rizzi and/or Vanesa Russo to register any resolutions that may be approved by such Meeting of Shareholders and perform any proceedings that may be required before the relevant agencies.

Sincerely.

Victoria Hitce

Head of Market Relations